EXECUTION VERSION
EXHIBIT 10.20

STOCKHOLDERS AGREEMENT

dated as of June 30, 2021

by and among

IGUANA CAPITAL, INC.,

IGUANA HOLDINGS LTD.,

IGUANA ACQUISITION LLC

and

IHC SB HOLDINGS, LLC

TABLE OF CONTENTS

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this "**Agreement**") is made and entered into as of June 30, 2021 by and among Iguana Capital, Inc., a Delaware corporation (the "**Company**"), Iguana Holdings Ltd., a private company limited by shares organized under the laws of England and Wales ("**Iguana UK**"), Iguana Acquisition LLC, a Delaware limited liability company ("**Iguana Acquisition**", together with Iguana UK, "**JAB Holder**"), and IHC SB Holdings, LLC, a Delaware limited liability company (the "**IHC Stockholder**" and together with the JAB Holder and each other Person that executes a Joinder (as defined below), the "**Stockholders**", and each, a "**Stockholder**").

RECITALS

WHEREAS, Independence American Holdings Corp., the IHC Stockholder, Iguana PP Holdings, Inc., a Delaware corporation, the Company, and JAB Holdings, B.V., a private limited liability company incorporated under the laws of the Netherlands (solely for purposes of Section 9.12 and the other provisions of Article IX), are parties to the Stock Purchase Agreement, dated as of May 17, 2021 (the "**PetPartners SPA**"), pursuant to which the Company, indirectly, acquired 85% of the capital stock of PetPartners, Inc., a Delaware corporation;

WHEREAS, Independence Holding Company, a Delaware corporation, Madison Investors Corp., a Delaware corporation, AMIC Holdings Inc., a Delaware corporation, the JAB Holder, and JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (solely for purposes of Section 9.12 and the other provisions of Article IX), are parties to the Stock Purchase Agreement, dated as of May 17, 2021 (the "**IAIC SPA**"), pursuant to which the Company, indirectly, shall acquire all of the capital stock of Independence American Insurance Company, a Delaware corporation;

WHEREAS, as of the date hereof, each of Iguana UK, Iguana Acquisition and the IHC Stockholder own the number of shares ("**Shares**") of the common stock, par value $0.01 per share of the Company (the "**Common Stock**") set forth opposite such Stockholder's name on Schedule I attached hereto;

WHEREAS, the parties hereto desire to enter into this Agreement to provide for certain rights and restrictions with respect to their Shares.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Stockholders agree as follows:

Section 1.   Definitions. For purposes of this Agreement:

"**Act**" has the meaning set forth in Section 16.1 hereof.

"**Action**" shall mean any action, arbitration, audit, charge, claim, complaint, hearing, proceeding, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator(s) or mediator(s).

"**Affiliate**" means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by Contract or otherwise; and the terms "controls" and "controlled" have meanings correlative to the foregoing. With respect to the JAB Holder, each of JAB Consumer Fund SCA SICAR and JAB Holdings B.V. shall be deemed an Affiliate.

"**Agreement**" has the meaning set forth in the introduction above.

"**Board**" means the Board of Directors of the Company as constituted from time to time.

"**Business Day**" means a day other than a Saturday, Sunday or any other day that banks are authorized or required to close in New York, New York.

"**Buyout Notice**" has the meaning set forth in Section 7.2(a) hereof.

"**Buyout Right**" has the meaning set forth in Section 7.2(a) hereof.

"**Buyout Shares**" has the meaning set forth in Section 7.2(a) hereof.

"**Buyout Stockholder**" has the meaning set forth in Section 7.2(a) hereof.

"**Call Notice**" has the meaning set forth in Section 8.2 hereof.

"**Call Right**" has the meaning set forth in Section 8.1 hereof.

"**Call Shares**" has the meaning set forth in Section 8.1 hereof.

"**Call Stockholders**" has the meaning set forth in Section 8.1 hereof.

"**Capital Stock**" means (a) shares of Common Stock (whether now outstanding or hereafter issued in any context), and (b) any stock options, warrants or other securities of the Company exercisable for or convertible into shares of Common Stock, in each case now owned or subsequently acquired by any Stockholder, or their respective successors or permitted transferees or assigns. With respect to any Person other than the Company, "Capital Stock" shall means any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

"**Cause**" means (a) any conviction of, or the entering of a plea of guilty or *nolo contendere* to, a crime that constitutes a felony, (b) willful misconduct or gross negligence in the performance of such Person's duties to the Company that causes material financial harm to the Company or any of its Subsidiaries, or (c) an act of fraud or embezzlement. For purposes of this definition, an act or failure to act shall be considered "willful" only if done or omitted to be done without a good faith reasonable belief that such act or failure to act was in the best interests of the Company. Any determination of Cause by the Company will be made by resolution approved by a majority of the members of the Board, provided that no such determination may be made until such Person has been given written notice detailing the specific cause event and a period of thirty (30) days following receipt of such notice to cure such event (if susceptible to cure) to the reasonable satisfaction of the Board.

"**Change of Control**" means the occurrence of one of the following, whether in a single transaction or a series of transactions:

(a)   any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) (other than Geneve Holdings, Inc. and its Affiliates), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of Independence Holding, other than as a result of a transaction in which (1) the holders of securities that represented 100% of the Voting Stock of Independence Holding immediately prior to such transaction are substantially the same as the holders of securities that represent a majority of the Voting Stock of the surviving Person or its Parent Entity immediately following such transaction and (2) the holders of securities that represented 100% of the Voting Stock of Independence Holding immediately prior to such transaction own directly or indirectly Voting Stock of the surviving Person or its Parent Entity in substantially the same proportion to each other as immediately prior to such transaction; or

(b)   the merger or consolidation of Independence Holding with or into another Person or the merger of another Person with or into Independence Holding, or the sale, transfer or lease of all or substantially all of the assets of Independence Holding (determined on a consolidated basis), whether in a single transaction or a series of transactions, to another Person, or any recapitalization, reclassification or other transaction in which all or substantially all of the Capital Stock is exchanged for or converted into cash, securities or other property, other than a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that directly or indirectly represented 100% of the Voting Stock of Independence Holding immediately prior to such transaction own directly or indirectly (in substantially the same proportion to each other as immediately prior to such transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction) at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction, and (2) in the case of a sale, transfer or lease of all or substantially all of the assets of Independence Holding, other than to a Subsidiary or a Person that becomes a Subsidiary of Independence Holding.

"**Common Stock**" has the meaning set forth in the Recitals.

"**Company**" has the meaning set forth in the introduction above.

"**Contract**" means any written or oral contract, agreement, commitment, lease, sublease, license or other obligation.

"**Covered Person**" has the meaning set forth in <u>Section 2.7</u> hereof.

"**Demand Shares**" has the meaning set forth in <u>Section 7.1(a)</u> hereof.

"**Demanding Party**" has the meaning set forth in <u>Section 7.1(a)</u> hereof.

"**Drag-Along Holder**" has the meaning set forth in <u>Section 6.3(b)</u> hereof.

"**Drag-Along Notice**" has the meaning set forth in <u>Section 6.3(b)</u> hereof.

"**Drag-Along Transfer**" has the meaning set forth in <u>Section 6.3(a)</u> hereof.

"**Escrow Agent**" has the meaning set forth in <u>Section 6.3(f)</u> hereof.

"**Excepted Person**" has the meaning set forth in <u>Section 13.1</u> hereof.

"**Exempt Issuance**" has the meaning set forth in <u>Section 4.1(f)</u> hereof.

"**Fully-Diluted Shares**" means, as of any time, all Shares then issued and outstanding, including any Shares issuable upon the exercise of any outstanding options or other convertible securities.

"**GAAP**" means generally accepted accounting principles in the United States, consistently applied.

"**Governmental Entity**" means any U.S., international or foreign federal, national, state, provincial, local or other government, or any governmental, regulatory or administrative authority, agency or commission of any of the foregoing, including any office of a state attorney general, or any court, tribunal, or judicial or arbitral body.

"**IAIC SPA**" has the meaning set forth in the Recitals.

"**Iguana Acquisition**" has the meaning set forth in the introduction above.

"**Iguana UK**" has the meaning set forth in the introduction above.

"**IHC Stockholder**" has the meaning set forth in the introduction above.

"**IHC Stockholders Directors**" has the meaning set forth in <u>Section 2.2(a)</u> hereof.

"**Independence Holding**" means Independence Holding Company.

"**IPO**" means an initial public offering of the common stock of the Company (or any successor thereof) on Form S-1 (or any equivalent or successor form).

"**IPO Demand**" has the meaning set forth in <u>Section 7.1(a)</u>.

"**JAB Holder**" has the meaning set forth in the introduction above.

"**JAB Holder Group**" has the meaning set forth in <u>Section 14(a)</u>.

"**Joinder**" has the meaning set forth in <u>Section 5.2(c)</u>.

"**Law**" means any statute, law, ordinance, requirement, decree, regulation, rule, code or order of any Governmental Entity.

"**New Issue Offer Notice**" has the meaning set forth in <u>Section 4.1(b)</u> hereof.

"**New Securities**" has the meaning set forth in <u>Section 4.1(f)</u> hereof.

"**Non-JAB Holder**" means any Stockholder that is not JAB Holder (or its Affiliates).

"**Parent Entity**" means, with respect to any Person, any other Person of which such first Person is a direct or indirect wholly owned Subsidiary.

"**Per Share Purchase Price**" has the meaning set forth in <u>Section 7.2(b)</u> hereof.

"**Permitted Liens**" means any liens or encumbrances arising under this Agreement, the Company's certificate of incorporation, the Company's bylaws or applicable securities laws.

"**Permitted Transfer**" has the meaning set forth in <u>Section 5.2(b)(i)</u>.

"**Permitted Transferee**" has the meaning set forth in <u>Section 5.2(b)(i)</u>.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**PetPartners SPA**" has the meaning set forth in the Recitals.

"**Pro Rata Share**" has the meaning set forth in <u>Section 4.1(a)</u> hereof.

"**Put Notice**" has the meaning set forth in <u>Section 9.2</u>.

"**Put Right**" has the meaning set forth in <u>Section 9.1</u>.

"**Put Shares**" has the meaning set forth in <u>Section 9.1</u>.

"**Put Stockholder**" has the meaning set forth in <u>Section 9.1</u>.

"**Representatives**" has the meaning set forth in <u>Section 12</u> hereof.

"**SEC**" means the United States Securities and Exchange Commission and any successor agency performing comparable functions.

"**Shares**" has the meaning set forth in the Recitals.

"**Special Call Notice**" has the meaning set forth in <u>Section 9.2</u>.

"**Special Call Right**" has the meaning set forth in <u>Section 9.1</u>.

"**Special Call Shares**" has the meaning set forth in <u>Section 9.1</u>.

"**Special Call Stockholder**" has the meaning set forth in <u>Section 9.1</u>.

"**Specified Obligation**" has the meaning set forth in <u>Section 6.1(c)</u> hereof.

"**Stock Power**" has he meaning set forth in <u>Section 7.2(c)</u> hereof.

"**Stockholders**" has the meaning set forth in the introduction above.

"**Subsidiary**" of a Person means a corporation, partnership, joint venture, association, limited liability company or other entity of which such Person owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests.

"**Tag-Along Notice**" has the meaning set forth in <u>Section 6.1(b)</u> hereof.

"**Tag-Along Transfer**" has the meaning set forth in <u>Section 6.1(a)</u> hereof.

"**Tag Exercise Period**" has the meaning set forth in <u>Section 6.1(b)</u> hereof.

"**Transfer**" has the meaning set forth in <u>Section 5.1(a)</u> hereof.

"**Transferring Stockholder**" has the meaning set forth in <u>Section 6.1(a)</u> hereof.

"**Voting Stock**" means with respect to any Person, all Capital Stock of such Person having the right to vote generally in any election of directors of the board of directors of such Person or other similar governing body.

Section 2.   <u>Corporate Governance</u>.

2.1   <u>Size of the Board</u>. The initial size of the Board shall be seven (7) directors and thereafter, subject to the terms and conditions of the Company's certificate of incorporation and bylaws, the size of the Board may be increased or decreased (but not fewer than five (5)) by resolution of the Board at any time.

2.2   <u>Board Composition</u>. Each of the Stockholders agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Stockholders at which an election of directors is held or pursuant to any written consent of the Stockholders, the following persons shall be elected to the Board:

(a)   Subject to <u>Section 2.2(b)</u>, the IHC Stockholder will be entitled to designate two (2) individuals to serve as members of the Board (the "**IHC Stockholder Directors**").

(b)   If the IHC Stockholder and its Affiliates beneficially own less than 15% of the Fully Diluted Shares, (not taking into consideration any dilution of such Persons resulting from any Exempt Issuance), then the IHC Stockholder shall promptly cause one of such IHC Stockholder Directors to resign and the number of IHC Stockholder Directors permissible hereunder shall be permanently reduced to one. If the IHC Stockholder and its Affiliates beneficially own less than 10% of the Fully Diluted Shares (not taking into consideration any dilution of such Persons resulting from any Exempt Issuance), then the IHC Stockholder shall promptly cause a second IHC Stockholder Director to resign and the number of IHC Stockholder Directors permissible hereunder shall be permanently reduced to zero.

(c)   The JAB Holder shall have the right to designate to serve as members of the Board such number of individuals not to exceed the then-current size of the Board (including any vacancies) minus the number of people serving as the IHC Stockholder Directors, if any.

2.3   Failure to Designate a Board Member. In the absence of any designation from the JAB Holder or the IHC Stockholder as specified above, any director previously designated by it and then serving shall be reelected if still eligible to serve.

2.4   Removal of Board Members; Vacancies. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Section 2.2 of this Agreement may be removed from any office other than for Cause unless (i) such removal is directed or approved by the respective designator entitled under Section 2.2 to designate that director or (ii) the applicable designator entitled under Section 2.2 to designate that director is no longer so entitled to designate such director under Section 2.2;

(b)   subject to Section 2.2, any director requested by a designator to be removed is so removed;

(c)   any vacancies created by the resignation, removal or death of a director elected pursuant to Section 2.2 shall be filled as directed by the respective designator of such director in accordance with the provisions of this Section 2; and

(d)   any vacancies created by a change in the size of the Board shall be filled as directed by the JAB Holder and the IHC Stockholder in accordance with the provisions of this Section 2.

2.5   Reimbursement. The Company shall pay all reasonable and documented reimbursable out-of-pocket costs and expenses incurred by each member of the Board in the course of their service hereunder, including in connection with attending regular and special meetings of the Board, any board of managers or board of directors of each of the Company's Subsidiaries or any of their respective committees.

2.6   Consents. Each Stockholder agrees to execute any written consents required to effect the purposes of this Agreement, and, the Stockholders agree, at the request of any Stockholder entitled to designate directors under Section 2.2, to call or cause to be called, a special meeting of Stockholders for the purpose of electing directors.

2.7   Exculpation. Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, neither the directors of the Company, any of the Stockholders, any Representatives of either of the foregoing, nor any Representatives of the Company or any of its Affiliates (individually, a "**Covered Person**" and, collectively, the "**Covered Persons**") shall be liable to the Company or any other Person for any act or omission taken or omitted by a Covered Person in the reasonable belief that such act or omission was in or was not contrary to the best interests of the Company; provided, that such act or omission does not constitute fraud, willful misconduct or bad faith or limit any duty owed to the Company.

Section 3.   Information Rights. So long as the IHC Stockholder and its Affiliates owns at least 10% of the Fully Diluted Shares (not taking into consideration any dilution of such Persons resulting from any Exempt Issuance), the Company shall provide the IHC Stockholder with:

(a)   copies of all periodic reports (including as to valuation) that are provided to executive officers of the Company and each principal operating Subsidiary at such time as such reports are actually provided to such executive officers, which shall be no later than thirty (30) days following the end of any applicable period; provided, that the form and content of any reports referred to by this clause (a) shall be determined by the Board in its sole discretion; and

(b)   such financial information or documents in the possession of the Company and any of its Subsidiaries as the IHC Stockholder may reasonably request in writing in connection with the preparation of Independence Holding's public earnings releases or other press releases, Current Reports on Form 8-K, Annual Reports to Shareholders, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any other proxy, information and registration statements, reports, notices, prospectuses and any other filings made by Independence Holding with the SEC or any other Governmental Entity, including Independence Holding's unaudited quarterly financial statements and annual audited financial statements.

Section 4.   Preemptive Rights.

4.1   Preemptive Rights.

(a)   If, prior to an IPO, the Company or any of its Subsidiaries issues or sells or authorizes the issuance or sale of any New Securities, the Company shall, or shall cause its Subsidiary to, as applicable, offer to each Stockholder a portion of such New Securities (and if more than one class of securities is included in the New Securities, then a portion of the amount of each such class of securities included in the New Securities) equal to the quotient determined by dividing (A) the number of Fully-Diluted Shares held by such Stockholder, by (B) the aggregate number of Fully-Diluted Shares held by all Stockholders, in each case determined before giving effect to the issuance of New Securities (the "**Pro Rata Share**").

(b)   The Company shall give written notice (a "**New Issue Offer Notice**") of any proposed issuance or sale described in Section 4.1(a) to each Stockholder, stating (i) the number of such New Securities proposed to be issued or sold, and (ii) the price and terms, if any, upon which it proposes to issue or sell such New Securities.

(c)   The Stockholders shall have a right of oversubscription such that if any Stockholder fails to purchase its Pro Rata Share of the New Securities proposed to be sold by the Company, the other Stockholders shall, among them, have the right to purchase up to the balance of the New Securities not so purchased. Such right of oversubscription may be exercised by a Stockholder by accepting the offer contained in the New Issue Offer Notice as to more than its Pro Rata Share. If, as a result thereof, such oversubscriptions exceed the total number of New Securities available in respect of such oversubscription privilege, the oversubscribing Stockholders shall be cut back with respect to their oversubscriptions on a pro rata basis in accordance with their respective Pro Rata Share or as they may otherwise agree among themselves.

(d)   If a Stockholder desires to purchase all or any part of the New Securities, such Stockholder shall notify the Company in writing thereof within 15 Business Days of the date of the New Issue Offer Notice, which notice shall state the number of New Securities such Stockholder desires to purchase. Such notice shall, when taken in conjunction with the New Issue Offer Notice, be deemed to constitute a valid, legally binding, and enforceable agreement for the sale and purchase of such New Securities (subject to the limitations set forth above as to a Stockholder's right to purchase more than its Pro Rata Share of the New Securities). Sales of the New Securities to be sold to the purchasing Stockholders pursuant to this Section 4.1 shall be made at the offices of the Company on the 30th Business Day after the date of the New Issue Offer Notice. Such sales shall be effected by the issuance by the Company of a certificate or certificates evidencing the New Securities to be purchased by the purchasing Stockholder, against payment to the Company of the purchase price therefore by such purchasing Stockholder. New Securities purchased by Stockholders pursuant to this Section 4.1 shall immediately become subject to this Agreement upon completion of such purchase.

(e)   If the Stockholders do not purchase all of the New Securities, the New Securities not so purchased may be sold by the Company to any Person at any time within 90 days after the date the New Issue Offer Notice was made. Any such sale shall occur at not less than the price and upon other terms and conditions, if any, not more favorable to the buyer than those specified in the New Issue Offer Notice.

(f)   For purposes hereof, "**New Securities**" means any equity securities of the Company or any of its Subsidiaries, or any securities containing options or rights to acquire equity securities of the Company or any of its Subsidiaries, other than (i) securities issued in connection with any stock split, stock dividend or recapitalization by the Company, (ii) securities issued to a Person other than the JAB Holder or any of its Affiliates as consideration for the acquisition of or investment in another company or business (whether through a purchase of securities, a merger, consolidation, purchase of assets or otherwise), (iii) securities issued in an IPO, (iv) issuances of securities to a Person other than the JAB Holder Group or any Person employed by or affiliated with the JAB Holder Group (other than any Person who is an employee, director or officer of the Company or its Subsidiaries) pursuant to any employment contract, employee or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a

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Person, trust, other entity or otherwise, to or for the benefit of any employees, consultants, potential employees, officers or directors of the Company or its Affiliates; provided, that such issuances shall not be greater than 10% of the Fully Diluted Shares; provided, further, that the Board may increase such amount of total issuances in its sole discretion or (v) securities issued as additional yield or return in respect of institutional indebtedness for borrowed money to a Person other than the JAB Holder or any of its Affiliates ((i) through (v), each an "**Exempt Issuance**").

Section 5.   Transfer Restrictions.

5.1   Transfer Restrictions; Effect of Failure to Comply.

(a)   No Stockholder may, directly or indirectly, sell, transfer, distribute, pledge or otherwise encumber ("**Transfer**") any Shares without complying with the provisions of this Agreement. Any Transfer of Shares not made in compliance with the requirements of this Agreement shall be null and void, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including seeking specific performance or the rescission of Transfer of Shares not made in strict compliance with this Agreement); provided that any Stockholder may pledge stock to the Company to secure obligations to the Company.

(b)   In furtherance, and not in limitation of the foregoing, from the closing of the transactions contemplated by the PetPartners SPA until the IPO and subject to Section 6, Section 7 and Section 8, the IHC Stockholder shall not, directly or indirectly, Transfer any Shares without the prior written consent of the JAB Holder, except as permitted by Section 5.2 and Section 7.1(c).

5.2   Permitted Transfers.

(a)   Subject to compliance with this Section 5, the JAB Holder and any Affiliate of the JAB Holder that is a Stockholder may directly or indirectly Transfer any Shares at any time to any Person.

(b)   Notwithstanding the foregoing or anything to the contrary herein, a Stockholder may:

(i)   (1) Transfer Shares following an IPO, (2) Transfer Shares in connection with a tender or exchange offer, a merger or consolidation, or an underwritten public offering of the Shares or (3) at any time to any Affiliate of a Stockholder (a "**Permitted Transferee**" and any such Transfer under clause (1), (2) or (3), a "**Permitted Transfer**"); provided, that no such Transfer (other than the sale of Shares in an IPO or thereafter in an open market sale through a broker) of Shares shall be made to any Person that is, or that is an Affiliate of, a competitor of any of the Company or its principal operating Subsidiaries;

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provided, further, that the consummation of any Permitted Transfer under clause (3) shall be subject to the transferor and transferee complying with Section 5.2(c).

(c)   Except for Transfers following an IPO, no Stockholder may Transfer ownership over any Shares, and it shall be a condition precedent to the Company's recognition of such Transfer that, the transferee or assignee thereof (unless already a party to this Agreement) shall agree to be subject to and bound by the terms of this Agreement by executing and delivering a joinder in the form of Exhibit A hereto ("**Joinder**"). Upon the execution and delivery of such joinder, such transferee shall be deemed to be a party hereto as if such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder under this Agreement. The Company shall not permit the Transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with all applicable Laws and the terms of this Section 5.2. For the avoidance of doubt, a Transfer of Shares in an IPO or thereafter (or to Affiliates of the transferor) shall not be subject to this Section 5.2(c).

Section 6.   Tag-Along Rights and Drag-Along Rights.

6.1   Tag-Along Rights Generally.

(a)   In the case of a proposed Transfer (a "**Tag-Along Transfer**") of any Shares held by the JAB Holder or its Affiliates (collectively, the "**Transferring Stockholder**"), the IHC Stockholder (or its Permitted Transferee) may exercise tag-along rights in accordance with the terms, conditions and procedures set forth in this Section 6.1.

(b)   The Transferring Stockholder shall promptly give written notice (a "**Tag-Along Notice**") to the IHC Stockholder of any Tag-Along Transfer, setting forth the number of Shares proposed to be Transferred, the name and address of the proposed transferee, the proposed amount and form of consideration for Shares, a copy of the definitive agreement(s) setting forth the terms of such Tag-Along Transfer and any other material terms and conditions of the Tag-Along Transfer. The IHC Stockholder shall have a period of thirty (30) days from the date of the Tag-Along Notice (the "**Tag Exercise Period**") during which the IHC Stockholder may elect to sell up to its "pro rata portion" of Shares proposed to be Transferred in connection with such Tag-Along Transfer. For purposes of this Section, "**pro rata portion**" means a fraction, the numerator of which is the number of Shares held by the IHC Stockholder (including its Permitted Transferee) immediately prior to the Transfer and the denominator of which is the total number of Shares outstanding immediately prior to the Transfer. The IHC Stockholder may exercise such right by delivery of an irrevocable written notice to the Transferring Stockholder specifying the number of Shares the IHC Stockholder desires to include in the Tag-Along Transfer, accompanied by (i) any certificates representing such Shares, duly endorsed, to be held in escrow pending the Tag-Along Transfer and (ii) a limited power of attorney authorizing the Transferring Stockholder to sell or otherwise dispose of the applicable number of the IHC Stockholder's Shares. If the Transferring Stockholder is unable to cause the transferee to purchase all the Shares proposed to be Transferred by the Transferring Stockholder and the IHC Stockholder, then the number of Shares that each of the IHC Stockholder and the Transferring Stockholder shall be permitted to sell in such Tag-Along Transfer shall be scaled back on a pro rata basis. The Transferring Stockholder shall have a period ending ninety (90) days following the expiration of the Tag Exercise Period to complete the Transfer contemplated by the Tag-Along Notice, on the payment terms specified in the Tag-Along Notice, following which time no Transfer by the Transferring Stockholder may take place until the Transferring Stockholder has delivered a new Tag-Along Notice and otherwise complied with the provisions of this Section 6.1 with respect to such new Tag-Along Notice.

(c)   The IHC Stockholder shall be paid the same amount and form of consideration per Share as the Transferring Stockholder, and shall agree to the same terms and conditions to the Transfer as the Transferring Stockholder agrees; provided, that the IHC Stockholder shall not be required to give any representation or warranty other than as to (i) title and the absence of liens with respect to its Shares being sold, and (ii) authority and capacity to enter into the applicable sale agreement; provided, however, that the Transferring Stockholder and the IHC Stockholder shall agree to be severally liable on a pro rata basis based on the relative number of Shares Transferred by each of them for any indemnification obligations in connection with such transaction as a result of (x) a breach of any Company representations and warranties or (y) other liabilities of the Company (other than liabilities resulting from the breach by the Company of any covenant contained in any agreement giving effect to the Transfer) (any such indemnification obligation, whether funded pursuant to an escrow or otherwise, a "**Specified Obligation**"), it being agreed that each of the IHC Stockholder and the Transferring Stockholder shall be solely liable for its own representations, warranties and covenants, including those described in clauses (i) and (ii) above. Notwithstanding the foregoing, in no event shall the IHC Stockholder's aggregate liability pursuant to the indemnification provisions of the applicable transaction documentation exceed the U.S. dollar value of the total consideration paid by the transferee to the IHC Stockholder.

6.2   Exceptions to Tag-Along Rights. The provisions of Section 6.1 shall not be applicable to any Transfer of Shares from the JAB Holder to any of its Affiliates (other than the Company or any of its Subsidiaries).

6.3   Drag-Along Rights.

(a)   If the JAB Holder and its Affiliates agree to Transfer, directly or indirectly, at any time, in any single or series of related transactions, greater than fifty percent (50%) of the then outstanding Shares (a "**Drag-Along Transfer**") to a party other than the JAB Holder and its Affiliates, the JAB Holder may exercise drag-along rights in accordance with the terms, conditions and procedures set forth in this Section 6.3.

(b)   The JAB Holder shall promptly give notice (a "**Drag-Along Notice**") to each Non-JAB Holder (each, a "**Drag-Along Holder**") of any election by the JAB Holder to exercise its drag-along rights under this Section 6.3, setting forth the name and address of the transferee, the total number of Shares proposed to be Transferred by the JAB Holder and its Affiliates, the proposed amount and form of consideration for such Shares, and all other material terms and conditions of the Drag-Along Transfer. Such notice shall also specify the aggregate number of Shares such Drag-Along Holder shall be required to Transfer, which shall be up to the product of (x) the total number of Shares held by such Drag-Along Holder and (y) a fraction, the numerator of which is the total number of Shares proposed to be Transferred by the JAB Holder and its Affiliates, and the denominator of which is the total number of Shares held by the JAB Holder or its Affiliates immediately prior to the Transfer. Any Transfer of Shares by such Drag-Along Holder pursuant to the terms hereof shall be for the same amount and form of consideration per Share as the JAB Holder and its Affiliates will receive in such Transfer, as specified in the Drag-Along Notice. Within ten (10) days of delivery of the Drag-Along Notice, such Drag-Along Holder shall deliver to the JAB Holder (i) any certificates representing the Shares subject to the Drag-Along Transfer, duly endorsed, to be held in escrow pending the Drag-Along Transfer and (ii) a limited power of attorney authorizing the JAB Holder to sell or otherwise dispose of the applicable number of such Drag-Along Holder's Shares.

(c) Each Drag-Along Holder shall be paid the same amount and form of consideration per Share as the JAB Holder and its Affiliates, and shall agree to the same terms and conditions to the Transfer as the JAB Holder agrees; provided, that each Drag-Along Holder shall not be required to (A) give any representation or warranty other than as to (i) title and the absence of liens with respect to its Shares being sold, and (ii) authority and capacity to enter into the applicable sale agreement or (B) execute any non-competition agreements; provided, however that the JAB Holder and each Drag-Along Holder shall agree to be severally liable on a pro rata basis based on the relative number of Shares Transferred by each of them for any indemnification obligations in connection with such transaction as a result of Specified Obligations, it being agreed that the JAB Holder and each Drag-Along Holder shall be solely liable for its own representations, warranties and covenants, including those described in clauses (i) and (ii) above. In no event shall any Drag-Along Holder's aggregate liability pursuant to the indemnification provisions of the applicable transaction documentation exceed the U.S. dollar value of the total consideration paid by the transferee to such Drag-Along Holder.

(d) In the event that any Transfer pursuant to this Section 6.3 is structured as a merger, consolidation, sale of all or substantially all of the assets of the Company (or any successor thereof) or business combination, each Drag-Along Holder must further agree to (i) vote or provide a written consent in favor of the transaction, (ii) take such other action within its power, at no cost to it (other than fees and expenses payable to its advisors (which shall be paid by such Drag-Along Holder)), as may be required to effect such transaction, and (iii) take all action to waive any dissenters, appraisal or other similar rights with respect thereto.

(e) Solely for purposes of Section 6.3(d) and in order to secure the performance of such Drag-Along Holder's obligations under Section 6.3(d), each Drag-Along Holder hereby irrevocably appoints the JAB Holder as its attorney-in-fact and proxy of such Drag-Along Holder (with full power of substitution) to vote, provide a written consent or take any other action with respect to its Shares as described in this paragraph if, and only in the event that, such Drag-Along Holder fails to vote or provide a written consent with respect to its Shares in accordance with the terms of Section 6.3(d)(i) or fails to take any other action in accordance with the terms of Section 6.3(d)(ii) or Section 6.3(d)(iii) within five (5) Business Days of a request for such vote, written consent or action. Upon such failure, the JAB Holder shall have and is hereby irrevocably granted a proxy to vote or provide a written consent with respect to such Drag-Along Holder's Shares for the purposes of taking the actions required by Section 6.3(d). Each Drag-Along Holder intends this proxy to be, and it shall be, irrevocable and coupled with an interest, and such Drag-Along Holder shall take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy.

(f)   If a Drag-Along Holder fails to Transfer to the drag-along transferee the Shares to be sold pursuant to this Section 6.3, the JAB Holder may, at its option, in addition to all other remedies it may have, deposit the purchase price (including any promissory note constituting all or any portion thereof) for such Shares with any national bank or trust company (the "**Escrow Agent**"), and thereupon all of such Drag-Along Holder's rights in and to such Shares shall terminate. Thereafter, upon delivery to the Company by such Drag-Along Holder of appropriate documentation evidencing the Transfer of such Shares to the drag-along transferee, the JAB Holder shall instruct the Escrow Agent to deliver the purchase price (without any interest from the date of the closing to the date of such delivery, any such interest to accrue to the Company) to such Drag-Along Holder, less any holdback or escrow of such purchase price made on a pro rata basis to any holdback or escrow agreed by the JAB Holder with respect to the consideration received by the JAB Holder for its Shares.

(g)   Any transaction costs, including transfer taxes and legal, accounting and investment banking fees incurred by the Company or the JAB Holder in connection with a Transfer of Shares covered by this Section 6.3 shall, unless the applicable purchaser refuses, be borne by the Company in the event of a merger, consolidation, sale of assets or similar business combination and shall otherwise be borne by the Stockholders on a pro rata basis based on the consideration received by each Stockholder with respect to such transaction.

Section 7.   IPO.

7.1   IPO Demand Right.

(a)   For so long as the IHC Stockholder holds any Shares acquired on the date hereof or pursuant to Section 4 hereof, at any time between April 1-April 30 or September 1-September 30 beginning on the third anniversary of the closing of the IAIC SPA and at any time between thereafter, the IHC Stockholder (the "**Demanding Party**") shall be entitled to demand that, upon written notice to the Company and the JAB Holder, the Company complete an IPO as soon as reasonably practicable, but in any event no later than 180 days after receipt of such notice (an "**IPO Demand**"); provided, that the Demanding Party will irrevocably commit to include in such proposed IPO not less than one hundred percent (100%) of the Shares held by it and its Affiliates (all such Shares held by the Demanding Party, the "**Demand Shares**"); provided, further, that, subject to the good faith judgment of the managing underwriter, the Demand Shares shall have priority for inclusion in the proposed IPO.

(b)   Subject to Section 7.2, within forty-five (45) days of the receipt of an IPO Demand, the Company shall file a registration statement with the Securities and Exchange Commission with respect to such an IPO and the Company and the JAB Holder shall use their best efforts to cause such registration statement to be declared effective as promptly as practicable. The Company, the JAB Holder and the Demanding Party shall provide all information required pursuant to U.S. securities laws and shall enter into customary agreements and deliver such other documents with respect to such offering as may be reasonably requested by the managing underwriter, in each case at the Company's expense.

(c)   Following the delivery by the IHC Stockholder of an IPO Demand, if the JAB Holder does not exercise the Buyout Right and breaches this Section 7.1, then, notwithstanding anything contained in <u>Section 5</u> hereof or anything else in this Agreement to the contrary, the IHC Stockholder shall be entitled to Transfer all or any portion of their Shares without restriction. Such transferee shall succeed to all of the rights (but none of the obligations) of the IHC Stockholder as if such transferee acquired such Shares on the date hereof as the "**IHC Stockholder**," including with respect to the rights set forth in <u>Section 2</u>, <u>Section 3</u>, <u>Section 4</u>, <u>Section 6.1</u>, <u>Section 7</u>, <u>Section 13.3</u> and <u>Section 14</u>. Neither the IHC Stockholder nor any transferee pursuant to this <u>Section 7.1(c)</u> shall have any obligations pursuant to this Agreement whatsoever (other than pursuant to <u>Section 14</u>), including pursuant to <u>Section 5</u>, <u>Section 6.3</u> or <u>Section 8</u>. In the event that the IHC Stockholder seeks to Transfer any of its Shares pursuant to this <u>Section 7.1(c)</u>, the Company and the JAB Holder shall use their best efforts to facilitate such Transfer, including by entering into customary confidentiality agreements with any prospective transferee in order to permit the sharing of confidential information regarding the Company and providing any and all information regarding the Company as reasonably requested by the IHC Stockholder or its proposed transferee in connection with such transfer.

   7.2 <u>No Requirement for an IPO</u>.

   (a) If the IHC Stockholder makes an IPO Demand pursuant to <u>Section 7.1</u>, the Company shall not be required to complete an IPO pursuant to <u>Section 7.1</u>, if the JAB Holder or any of its Affiliates purchases all, but not less than all, of the Shares (the "**Buyout Shares**") held by the IHC Stockholder (including its Permitted Transferees) (the "**Buyout Stockholder**"), free and clear of all liens and encumbrances (other than Permitted Liens) on the terms provided in this <u>Section 7.2</u> (the "**Buyout Right**"), at the Per Share Purchase Price, provided that in the case of Buyout Shares represented by options and warrants to purchase Capital Stock, the amount payable to the holder of such options or warrants shall equal the excess of the aggregate Per Share Purchase Price payable to such Person over the aggregate exercise price of such options or warrants held by such Person. In the event the JAB Holder or any of its Affiliates desires to exercise the Buyout Right, promptly, but in any event no later than fifteen (15) days following the IPO Demand by the Demanding Party, the JAB Holder or its Affiliate, as applicable, shall deliver a written notice to the Demanding Party of its intention to do so (the "**Buyout Notice**").

   (b) The purchase price per share (the "**Per Share Purchase Price**") to be paid by the JAB Holder for the Buyout Shares or the Call Shares, as applicable, upon exercise of the Buyout Right or the Call Right, as applicable, will be based upon the equity valuation of the Company as set forth in the then latest available equity valuation as prepared by Bank of America, N.A. or its successor and as used by JAB Holding Company S.à r.l. and its Affiliates for fund reporting purposes. Amounts paid to individual Buyout Stockholders or Call Stockholders, as applicable, shall be less the exercise price of any Capital Stock held by such Buyout Stockholder or Call Stockholder, as applicable, that is an option, warrant or similar security exercisable for or convertible into shares of Common Stock. For the avoidance of doubt, in no event shall the Per Share Purchase Price be less than zero.

   (c) Within one hundred-eighty (180) days after the date of the Buyout Notice (provided that such one hundred-eighty (180) day period shall be extended to up to sixty (60) days in the event any required approval from any Governmental Entity with respect to such transaction has not then been obtained), the purchase of the Buyout Shares will be consummated.

The Buyout Stockholders shall deliver to the JAB Holder, at the principal place of business of the JAB Holder or such other location as the JAB Holder may specify in the Buyout Notice, the certificates representing the Buyout Shares owned by such Buyout Stockholder free and clear of all liens and encumbrances (other than Permitted Liens), which certificates shall have affixed thereto stock powers in the form attached hereto as Exhibit B (the "**Stock Power**"), representing the Buyout Shares and such transfer instruments and other documents as are reasonably requested by the JAB Holder in order to effect the Buyout Right, including with respect to the purchase and sale of the Buyout Shares, stock purchase agreements in a form agreed upon by the JAB Holder and the Buyout Stockholders containing customary terms (which for the avoidance of doubt will not include any restrictive covenants), representations and warranties of the Buyout Stockholders and customary indemnification from the Buyout Stockholders for the benefit of the JAB Holder in the event of any breach or failure to be true and correct of such representations and warranties.

(d)   The parties hereto intend that, until such time, if any, that the Buyout Right is exercised, the Buyout Right shall have no effect on the ownership of the Capital Stock of the Company for income tax purposes.

Section 8.   Call Right.

8.1   Call Right Defined. Upon a Change of Control of Independence Holding, each Non-JAB Holder (collectively, the "**Call Stockholders**") hereby irrevocably grants to the JAB Holder the right to purchase free and clear of all liens and encumbrances (other than Permitted Liens) on the terms provided in this Section 8 (the "**Call Right**") all (but not less than all) of the Shares then held by the Call Stockholders (the "**Call Shares**") at the Per Share Purchase Price, provided that in the case of Call Shares represented by options or warrants to purchase Capital Stock, the amount payable to the holder of such options or warrants shall equal the excess of the aggregate Per Share Purchase Price payable to such Person over the aggregate exercise price of such options or warrants held by such Person.

8.2   Manner of Exercise of Call Right. The JAB Holder may exercise its Call Right by giving written notice to the Company and Call Stockholders of its intention to do so (the "**Call Notice**"). Within thirty (30) days after the date of the Call Notice (provided that such sixty (60) day period shall be extended to up to another sixty (60) days in the event any required approval from any Governmental Entity with respect to such transaction has not then been obtained), the purchase of the Call Shares will be consummated. The Call Stockholders shall deliver to the JAB Holder, at the principal place of business of the JAB Holder or such other location as the JAB Holder may specify in the Call Notice, the certificates representing the Call Shares owned by such Call Stockholder free and clear of all liens and encumbrances (other than Permitted Liens), which certificates shall have affixed thereto the Stock Power, representing the Call Shares and such transfer instruments and other documents as are reasonably requested by the JAB Holder in order to effect the Call Right, including with respect to the purchase and sale of the Call Shares, stock purchase agreements in a form agreed upon by the JAB Holder and the Call Stockholders containing customary terms (which for the avoidance of doubt will not include any restrictive covenants), representations and warranties of the Call Stockholders and customary indemnification from the Call Stockholders for the benefit of JAB Holder in the event of any breach or failure to be true and correct of such representations and warranties.

8.3   Tax. The parties hereto intend that, until such time, if any, that the Call Right is exercised, the Call Right shall have no effect on the ownership of the Capital Stock of the Company for income tax purposes.

Section 9.   IAIC Put/Call Right.

9.1   Put Right Defined. If the IAIC SPA is terminated for any reason, the JAB Holder (collectively, the "**Put Stockholder**") shall be entitled to require that the IHC Stockholder purchase free and clear of all liens and encumbrances (other than Permitted Liens) on the terms provided in this Section 9 (the "**Put Right**") all (but not less than all) of the Shares then held by the Put Stockholder (the "**Put Shares**") at an aggregate price equal to the sum of all costs and expenses (including taxes and financing costs) incurred by the Put Stockholder and its Affiliates in connection with (a) the exercise of the Put Right and (b) the consummation of the PetPartners SPA and the transactions contemplated thereby, including, for the avoidance of doubt, any capital contributions made to the Company.

9.2   Manner of Exercise of Put Right. The Put Stockholder may exercise its Put Right by giving written irrevocable notice to the IHC Stockholder of its intention to do so (the "**Put Notice**"). Within thirty (30) days after the date of the Put Notice (provided that such sixty (60) day period shall be extended to up to another sixty (60) days in the event any required approval from any Governmental Entity with respect to such transaction has not then been obtained), the purchase of the Put Shares will be consummated. The Put Stockholder shall deliver to the IHC Stockholder, at the principal place of business of the IHC Stockholder, the certificates representing the Put Shares owned by the Put Stockholder free and clear of all liens and encumbrances (other than Permitted Liens), which certificates shall have affixed thereto the Stock Power, representing the Put Shares and such transfer instruments and other documents as are reasonably requested by the IHC Stockholder in order to effect the Put Right, including with respect to the purchase and sale of the Put Shares, stock purchase agreements in a form agreed upon by the Put Stockholder and the IHC Stockholder containing customary terms.

9.3   Special Call Right Defined. If the IAIC SPA is terminated for any reason, and the JAB Holder has not exercised its Put Right pursuant to Section 9.1 and 9.2 hereof during a period of four months after such termination, the IHC Stockholder (collectively, the "**Special Call Stockholder**") shall be entitled to require that the JAB Holder sell free and clear of all liens and encumbrances (other than Permitted Liens) on the terms provided in this Section 9 (the "**Special Call Right**") all (but not less than all) of the Shares then held by the JAB Holder (the "**Special Call Shares**") at an aggregate price equal to the sum of all costs and expenses (including taxes and financing costs) incurred by the JAB Holder and its Affiliates in connection with (a) the exercise of the Call Right and (b) the consummation of the PetPartners SPA and the transactions contemplated thereby, including, for the avoidance of doubt, any capital contributions made to the Company.

9.4   Manner of Exercise of Special Call Right. The Special Call Stockholder may exercise its Special Call Right by giving irrevocable written notice to the JAB Holder of its intention to do so (the "**Special Call Notice**"). Within thirty (30) days after the date of the Special Call Notice (provided that such sixty (60) day period shall be extended to up to another sixty (60) days in the event any required approval from any Governmental Entity with respect to

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such transaction has not then been obtained), the purchase of the Special Call Shares will be consummated. The JAB Holder shall deliver to the Call Stockholder, at the principal place of business of the IHC Stockholder, the certificates representing the Special Call Shares owned by the JAB Holder free and clear of all liens and encumbrances (other than Permitted Liens), which certificates shall have affixed thereto the Stock Power, representing the Special Call Shares and such transfer instruments and other documents as are reasonably requested by the IHC Stockholder in order to effect the Special Call Right, including with respect to the purchase and sale of the Special Call Shares, stock purchase agreements in a form agreed upon by the Special Call Stockholder and the JAB Holder containing customary terms.

9.5   Tax. The parties hereto intend that, until such time, if any, that the Put Right or Special Call Right is exercised, the Put Right or Special Call Right shall have no effect on the ownership of the Capital Stock of the Company for income tax purposes.

Section 10.   Remedies.

10.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable Law, to ensure that the rights granted under this Agreement are effective and that the Stockholders enjoy the benefits of this Agreement. Such actions include the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

10.2   Specific Enforcement. The parties hereto agree that monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is expressly agreed that the parties hereto shall be entitled to equitable relief, including injunctive relief and specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or in equity.

10.3   Remedies Cumulative. All remedies, either under this Agreement or by Law or otherwise afforded to any party, shall be cumulative and not alternative.

Section 11.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until the earlier to occur of (a) the sale of all outstanding Capital Stock to any Person (whether pursuant to the Buyout Right, Call Right, Put Right, drag-along right or otherwise); and (b) termination upon the mutual written consent of the Stockholders; provided, however, that following an IPO, Sections 2, 3, 4, 5, 6, 7, 8, 9, 13, and 14 shall cease to be of any effect.

Section 12.   Confidentiality. Each Non-JAB Holder agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 12 by such Non-JAB Holder), (b) is or has been independently developed or conceived by such Non-JAB Holder without use of the Company's confidential information, (c) is or has been made known or disclosed to such Non-JAB Holder by a third party without a breach of any obligation of confidentiality such third party may have to the Company or (d) is required pursuant to public reporting obligations of the Stockholder or its Affiliates; provided, however, that such Non-JAB Holder may disclose confidential information (i) to its attorneys, accountants, consultants, and other engaged professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to its Affiliate, partner, member, Stockholder, or wholly owned subsidiary in the ordinary course of business (such Persons in clauses (i) and (ii), "**Representatives**"), provided that such Non-JAB Holder Stockholder informs such Representative that such information is confidential and directs such Representative to maintain the confidentiality of such information; or (iii) as may otherwise be required by Law, provided that such Non-JAB Holder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

Section 13.   Other Businesses and Opportunities.

13.1   Corporate Opportunity. Each of the Company and the Stockholders acknowledges and agrees that none of the Stockholders or any of their respective Affiliates or its or their Covered Persons (an "**Excepted Person**") shall have any obligation to present any business opportunity to the Company or any of its Subsidiaries, even if the opportunity is one that the Company or its Subsidiary might have pursued or had the ability or desire to pursue, in each case, if granted the opportunity to do so and no such Excepted Person shall be liable to the Company, any of its Subsidiaries any other Stockholder or any of their respective Affiliates or its or their Covered Persons for breach of any fiduciary or other duty, as a Stockholder or otherwise, by reason of the fact that an Excepted Person pursues or acquires such business opportunity, directs such business opportunity to another Person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or any of its Subsidiaries. Each Excepted Person may have other business and financial interests and investments and may engage in any other business or trade, profession or employment whatsoever, on its own account, or in partnership with, or as an employee, officer, director, creditor, advisor or Stockholder of any other Person, and no Excepted Person shall be required to devote its or his entire time to the business of the Company or any of its Subsidiaries.

13.2   Other Investments. Each of the Company and the Stockholders acknowledges and agrees that the JAB Holder and its Affiliates may (a) engage in the same or similar activities or lines of business as the Company or any of its Subsidiaries or develop or market any products or services that compete, directly or indirectly, with those of the Company or any of its Subsidiaries, (b) invest or own any interest publicly or privately in, or develop a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its Subsidiaries and (c) do business with any client or customer of the Company or any of its Subsidiaries. Neither the Company, any of its Subsidiaries, any other Stockholder, nor any of their respective Affiliates shall have any rights in and to any such independent venture or the income or profits derived therefrom, regardless of whether or not such venture was presented to a Stockholder or one of its respective Affiliates as a direct or indirect result of its or his or her connection with the Company or any of its Subsidiaries.

13.3   Affirmative Covenants. The Company shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, at all times (a) cause to be done all things necessary to maintain, preserve and renew its existence and all material licenses, authorizations and permits necessary to the conduct of its businesses, (b) maintain proper books of record and account which present fairly in all material respects its financial condition and results of operations and make provisions on its financial statements for all such proper reserves as in each case are required in accordance with GAAP, (c) comply with all applicable laws, rules and regulations of all governmental authorities, the violation of which would reasonably be expected to have a material adverse effect upon the financial condition, operating results, assets, operations or business prospects of the Company and its Subsidiaries taken as a whole, and (d) apply for and continue in force with good and responsible insurance companies adequate insurance covering risks of such types and in such amounts as are customary for companies of similar size engaged in similar lines of business.

Section 14.   Actions Requiring the Consent of the IHC Stockholder. For so long as the IHC Stockholder and its Affiliates hold at least 10% of the Fully Diluted Shares (not taking into consideration any dilution of such Persons resulting from any Exempt Issuance), neither the Company nor any of its Subsidiaries shall, without the prior written consent of the IHC Stockholder:

(a)   enter into, amend, modify, restate or supplement any transaction with the JAB Holder or any of its Affiliates (other than the Company and its Subsidiaries) (the "**JAB Holder Group**") unless one of the following conditions is satisfied in connection with such a transaction: (i) such transaction is of the type that the IHC Stockholder is offered the right to purchase such security pursuant to Section 4; or (ii) such transaction is conducted at arms'-length and in a commercially reasonable manner with the JAB Holder Group and is no less favorable to the Company or any of its Subsidiaries as those that could reasonably be expected to be obtained by the Company or any of its Subsidiaries at that time in a comparable arm's-length transaction with a Person that is not a member of the JAB Holder Group;

(b)   amend, modify, restate or supplement any governing documents, including the certificate of incorporation and bylaws, of the Company in a manner which would have a disproportionate and adverse impact on the IHC Stockholder;

(c)   pay any management, advisory fees or other compensation to any employee or director affiliated with the JAB Holder Group (other than compensation or fees to any Person who is an employee or officer of the Company or any of its Subsidiaries);

(d)   solely with respect to the Company, liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction (including making or permitting any change in the manner in which such entity is treated for federal income tax purposes);

(e)   take any action to commence any suit, case, proceeding or other action (x) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to the Company or any of its Subsidiaries, or seeking to adjudicate the Company or any of its Subsidiaries as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to the Company or any of its Subsidiaries, or (y) appoint a receiver, trustee, custodian or other similar official for the Company or any of its Subsidiaries, or for all or any material portion of the assets of the Company or any of its Subsidiaries, or making a general assignment for the benefit of the creditors of the Company or any of its Subsidiaries;

(f)   appoint or remove the auditors of the Company or any of its material Subsidiaries;

(g)   adopt any new accounting policies, except as required by applicable law or in accordance with GAAP;

(h)   enter into any agreement that would (or is designed to) circumvent any of the terms and conditions set forth in this Agreement; and/or

(i)   agree or commit to any of the foregoing.

Section 15.   Stock Legends.

15.1   Restrictive Legend. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each of the Stockholders agrees that the following legend shall be placed on the certificates representing any Shares, now or hereafter owned by them:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON JUNE 30, 2021 AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY TRANSFER OF SUCH SECURITIES IS SUBJECT TO COMPLIANCE WITH, OR THE AVAILABILITY OF EXEMPTIONS FROM COMPLIANCE WITH, THE REGISTRATION AND QUALIFICATION REQUIREMENTS OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND CERTAIN OTHER

CONDITIONS, AS SPECIFIED IN THE STOCKHOLDERS AGREEMENT DATED AS OF JUNE 30, 2021, AS MAY BE AMENDED (COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF IGUANA CAPITAL, INC. (TOGETHER WITH ITS SUCCESSORS, THE "COMPANY") AND WHICH WILL BE MAILED TO A STOCKHOLDER WITHOUT CHARGE WITHIN TEN (10) DAYS AFTER RECEIPT BY THE COMPANY OF A WRITTEN REQUEST THEREFOR FROM SUCH STOCKHOLDER). THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT."

Section 16.   Miscellaneous.

16.1   Successors and Assigns.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Subject to Section 5.2, this Agreement, and the rights and obligations of each Stockholder hereunder, may be assigned by such Stockholder to any person or entity to which Shares are Transferred as permitted pursuant to Section 5, including compliance by the transferee with Section 5.2(c).

(b)   The Company may not assign its rights under this Agreement.

16.2   Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to any principles of conflicts of law thereof that could mandate the application of the laws of another jurisdiction.

16.3   Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile signature or by email delivery of a ".pdf" format data file and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.4   Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to the JAB Holder or the Company:

1701 Pennsylvania Avenue NW, Suite 801
Washington, DC 20006
Attn: Joachim Creus

Email: Joachim.Creus@jabse.eu

22

If to the IHC Stockholder:

> c/o The IHC Group
> 96 Cummings Point Road,
> Stamford, CT, 069
> Attention: Marla Di Resta
> General Counsel
> mdiresta@sslicny.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon: actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or electronic mail; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

16.5   Amendment and Waiver.

(a)   This Agreement may be amended or modified and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (the Stockholders and the Company.

(b)   Notwithstanding the foregoing:

(i)   this Agreement may not be amended or terminated, and the observance of any term of this Agreement may not be waived with respect to any Stockholder, in each case in a manner adverse to any Stockholder, without the written consent of the Stockholder adversely affected thereby, unless such amendment, termination or waiver effects all Stockholders, as the case may be, in the same fashion; and

(ii)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

(c)   The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this Section 16.5 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver.

16.6   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

16.7   Severability. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision.

16.8   Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

16.9   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable Law.

16.10   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

16.11   Consent to Jurisdiction. Each party hereto hereby irrevocably and unconditionally (i) consents to the submission to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware, county of Wilmington, for any Actions arising out of or relating to this Agreement or the breach, termination or validity thereof and the transactions contemplated by this Agreement, (ii) agrees not to commence any Action relating thereto except in such courts and in accordance with the provisions of this Agreement, (iii) agrees that service of any process, summons, notice, or document by U.S. registered mail or as otherwise provided in this Agreement shall be effective service of process for any Action brought in any such court, (iv) waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated by this Agreement in the courts of the State of Delaware or the United States of America located in the State of Delaware, and (v) agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

16.12   Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS

AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS <u>SECTION 16.12</u>.

16.13 <u>Recapitalization, etc.</u> The provisions of this Agreement shall apply to any and all Shares or shares of stock of any successor or assign of the Company (whether by merger, consolidation, transfer or sale of assets, conversion or otherwise) which may be issued in respect of, in exchange for, or in substitution of, any Shares by reason of any reorganization, any recapitalization, reclassification, merger, consolidation, partial or complete liquidation, sale of assets, spin-off, stock dividend, split, distribution to Stockholders, or combination of the Shares or any other change in the Company's capital structure, in order to preserve fairly and equitably as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

16.14 <u>Capitalization of the Company</u>. As of the date hereof, the authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $0.01 per share, of which 1,125,410.8557 are outstanding and are held of record as set forth on <u>Schedule I</u>. As of the date hereof, there are no outstanding options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any equity interests or securities containing any equity features of the Company, or contracts, commitments, understandings or arrangements, by which the Company is or may become bound to issue additional equity interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever, relating to, or securities or rights convertible into, any equity interests.

16.15 <u>Interpretation</u>.

(a) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.

(b) When a reference is made herein to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Whenever the words "include," "includes" or "including" are used herein, they shall be deemed to be followed by the words "without limitation."

(d)   The words "hereof," "hereto," "hereby," "herein" and "hereunder" and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)   The word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase shall not mean simply "if."

(f)   Any law or regulation defined or referred to herein means such law or regulation as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(g)   References to a person are also to its successors and permitted assigns.

(h)   The annexes and exhibits to this Agreement are incorporated and made a part hereof and are an integral part of this Agreement. Any capitalized term used in any annex or exhibit but not otherwise defined therein shall have the meaning given to such term herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Stockholders Agreement as of the date first written above.

IGUANA CAPITAL, INC.

By: /s/ Joachim Creus
    Name: Joachim Creus
    Title: President

IGUANA HOLDINGS LTD.

By: /s/ Joachim Creus
    Name: Joachim Creus
    Title: Director

IGUANA ACQUISITION LLC

By: /s/ Joachim Creus
    Name: Joachim Creus
    Title: President

IHC SB HOLDINGS, LLC

By: /s/ Vincent Furfaro
    Name: Vincent Furfaro
    Title: President